Exhibit 99.185
CONSENT OF EXPERT
I, Gary Giroux, of Giroux Consultants Ltd., do hereby consent to the use of the following report and to the use of my name in connection with such report, which is being filed as an exhibit to, and incorporated by reference into, the registration statement on Form 40-F of Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) being filed with the United States Securities and Exchange Commission:
“A Resource Evaluation of Yorke-Hardy (now known as “Davidson”) Molybdenum-Tungsten Deposit”
October 30, 2007

/s/ Gary Giroux